FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 21, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated July 21, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 21, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

  PRESS RELEASE
New York and Stockholm – July 21, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED JUNE 30, 2009
(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

All figures presented exclude discontinued operations (Cambodia, Laos, Sri Lanka and Sierra Leone), except where otherwise stated.  All historical figures have been restated to provide a comparable base.

Q2 key figures
•	Mobile subscribers up 25% versus Q2 08, bringing total subscribers to 30.8 million
•	Organic constant currency revenues up 11% versus Q2 08
•	Reported revenues up 5% to $814 million (Q2 08: $774 million)
•	EBITDA up 14% to $371 million (Q2 08: $326 million)
•	EBITDA margin of 45.6% (+340 basis points versus Q2 08)
•	Net profit* of $114 million (Q2 08: $132 million)
•	Basic earnings per common share* of $1.05 (Q2 08: $1.22)
•	Free cash flow of $59 million (Q2 08: $130 million outflow)
* Includes discontinued operations

Mikael Grahne, CEO of Millicom, commented: "Our Q2 09 results continue to show the benefits of the actions taken in the last few quarters to focus on both margins and cash flow generation, whilst maintaining or improving our market position.  Our EBITDA margin moved up to 45.6%, which is above our long term target margin for the Group, as we tighten cost controls and adapt our product offering to changing market conditions.  Cash flow continues to improve, with operating free cash flow standing at 15% of revenues in Q2 09.  We are also pleased to have grown our market share by 0.7 percentage points over the quarter.

“Value added services are a clear success story, reflecting our focus on customers’ needs and our proven ability to provide innovative services.  Constant currency VAS revenues were up 47% year-on-year in the quarter, and now represent 18% of recurring revenues across the Group.  The longer term opportunities in data and other mobile services are significant.

“The disposal of our Asian assets is in progress and expressions of interest have been received from a number of parties for the three assets.  We expect the disposal to be completed by Q1 2010.

“We have not noticed any improvement in the economic environment in the last three months but, encouragingly, there has been no further deterioration either. We will continue to maintain an appropriate level of investment for the current operating environment without compromising the long term growth opportunities that our market positions and expertise give us.”

Financial and operating summary for the quarter to June 30, 2009 and 2008

MOBILE SUBSCRIBERS (‘000)	June 30, 2009	June 30, 2008	Change	March 31, 2009	FY 2008
– Total (i)	30,758	24,664	25%	29,082	27,691
– Attributable (ii)	26,837	21,338	26%	25,349	24,081

REPORTED NUMBERS(iv) US$ million	Q2 2009	Q2 2008	Q2- Q2 % change (constant currency)	Q2 - Q2 % change (reported)	FY 2008
– Group Revenue	814	774	11%	5%	3,151
– Central America Revenue	332	342	0%	(3%)	1,377
– South America Revenue	249	254	16%	(2%)	1,019
– Africa Revenue	183	178	23%	3%	711
– Amnet & Navega Revenue	50	-	-	-	43
– EBITDA (iii)	371	326	-	14%	1,366
– EBITDA margin	45.6%	42.2%	-	-	43.4%
– Net profit for the period	114	132	-	(13%)	408	*

*	Net profit for the year after a net charge of $55 million as a result of two one-off events
(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of mobile subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues.
(iv)	Excludes discontinued operations, except net profit.

Figures include Amnet unless otherwise specified.

•	Investments include capex of $157 million for Q2 09. Capex for FY 2009 is today expected to be approximately $750 million (excluding Asian capex of approximately $100 million)

•	Cash and cash equivalents of $833 million at end of Q2 09

•	Cash up-streaming of $197 million in Q2 09

•	Net debt of $1,446 million with an extrapolated full year net debt/EBITDA ratio of 1.0 times, enabling significant continuing investments

•	Mobile subscriber growth of 25% in Q2 09 to 30.8 million

•	1.7 million net new mobile subscribers in Q2 09 against Q1 09

•	A charge of $7 million for foreign exchange was recorded in Q2 09 which was mainly the result of the foreign exchange impact of dollar denominated debt

Development of Market Shares (Subscribers)

	Q2 09	Q1 09	Q4 08	Q3 08
Central America	52.4%	52.5%	52.3%	52.5%
South America	15.4%	15.0%	15.5%	15.7%
Africa	30.2%	29.3%	28.0%	27.2%
Millicom Total	27.9%	27.2%	27.2%	27.1%

Millicom’s total market share increased by 0.7 percentage points over Q1 09 on a weighted basis due to our growing market share in Africa and South America.

Review of operations

Financial results for the three months ended June 30, 2009

Mobile Subscribers

In Q2 09, Millicom added 1.7 million net new mobile subscribers, reaching 30.8 million total mobile subscribers, an increase of 25% versus Q2 08 as Millicom continues its focus on attracting the more loyal and higher revenue generating customers.

In Central America, Honduras grew its subscriber base by 19% year on year, despite the entry of a third operator at the end of Q4 08.  Guatemala grew its subscriber base by 18% year-on-year and El Salvador by 17%.

In South America, total subscribers increased by 17% year-on-year with Bolivia showing growth of 51%. In Colombia, the increase in subscribers was 5%, and in Paraguay it was 15%.

In Africa, the best performing markets in terms of net subscriber additions were Chad which grew by 93% year-on-year, adding 110 thousand net new subscribers in Q2 09, and Tanzania, which grew by 81% year-on-year, adding 413 thousand net new subscribers in Q2 09.  In Senegal, total subscribers increased by 26% and 144 thousand net new subscribers were added in Q2 09, which is indicative of the continuing trust that subscribers are placing in the Tigo brand.

	Net additional mobile subscribers (’000)
	Total	Central Am.	South Am.	Africa
Q2 09	1,675	588	325	762
Q1 09	1,391	353	274	764
Q4 08	1,215	335	269	611
Q3 08	1,812	570	280	962
Q2 08	1,972	489	448	1,035

Total revenues, EBITDA and EBITDA margin

Total revenues for the three months ended June 30, 2009 were $814 million, an increase of 5% from Q2 08.  The top line was still impacted by the strong dollar which produced a 12% translation impact year-on-year.  We have, however, seen some trading currency appreciation in the latter part of Q2 09 and underlying revenue growth in constant currency was 11% versus Q2 08 and 4% versus Q1 09. Local currency ARPU across the Group was down 3% on Q1, reflecting the continued economic downturn.

The Group EBITDA for the three months ended June 30, 2009 was $371 million, an increase of 14% from Q2 08. The EBITDA margin reached 45.6%, as a result of a combination of cost control initiatives and strong growth in higher margin VAS revenues.  In Central America, Tigo’s number one position in all three markets means a high percentage of on-net calling and a healthy EBITDA margin at 56.4%.  South American EBITDA margins remained stable in Q2 09 over the previous quarter. Margins in Africa were 33.7%, up 1.9 percentage point year-on-year.

	Quarterly YoY Growth
	Subscribers	Revenues (reported)	Revenues (organic, constant currency)	EBITDA	Cellular ARPU ($)
Q2 09	25%	5%	11%	14%	9.7*
Q1 09	29%	6%	9%	11%	9.9*
Q4 08	38%	18%	15%	31%	11.3*
Q3 08	53%	27%	20%	25%	12.0
Q2 08	58%	37%	30%	34%	12.6
* revenues for ARPU calculation exclude Amnet and Navega

Central America

In Q2 09 Tigo added some 588 thousand net new subscribers in Central America, bringing the total at the end of Q2 09 to 12.1 million, up 18% year-on-year.  Our subscriber growth rate in Central America is slowing due to the high rates of mobile penetration in these markets.

In Honduras, as a result of the political situation, Millicom activated its business continuity plan, but to date we have seen no effect on the business and we are still able to operate in a normal manner.

Revenues in Q2 09 were $332 million, down 3% year-on-year, as we have seen a continued lowering of remittances from the US in Q2 09 which were down 13% in Q2 09 compared to the same period in 2008, a deterioration from the 6% year-on-year decline seen in Q1 09. Local currency ARPU for Central America was down 2% on Q1 09.

Tigo’s market share in Honduras continued to decline, albeit at a slower rate, in the face of aggressive competition. In both El Salvador and Guatemala we gained share. Our high market share, with number one positions in all three Central American markets, has enabled Tigo to maintain a consistently high EBITDA margin of 56.4% despite the tougher environment.  EBITDA for Q2 09 was $187 million, flat year-on-year.

Capex in Central America in Q2 09 was $20 million, reflecting the fact that our networks are now substantially built and that activity is more subdued. Operating free cash flow generation was lower in Q2 09 than in Q1 09, primarily due to the payment of taxes relating to 2008.

Our strategy in the current market environment has been to focus on developing higher margin services and to manage our cost base closely. We have reduced handset subsidies with no negative impact on our market share, and VAS revenues were up 38% year-on-year during the quarter. Longer term, we expect mobile and fixed line data to be important drivers of our business as we seek to increase our share of wallet in the region.

	Quarterly YoY Growth
	Subscribers	Revenues (reported)	Revenues (constant currency)	EBITDA	ARPU ($)
Q2 09	18%	(3%)	0%	0%	13.5
Q1 09	18%	(4%)	(3%)	(2%)	13.7
Q4 08	27%	8%	7%	19%	15.3
Q3 08	46%	13%	12%	15%	15.4
Q2 08	53%	26%	26%	31%	16.3

South America

Revenues in South America in Q2 09 amounted to $249 million, up 16% in local currency from Q2 08, but the dollar continued to impact the top line resulting in a 2% decline in Q2 09 reported numbers relative to Q2 08.   EBITDA for Q2 09 was $98 million, up 19%, and the EBITDA margin was 39.2%.

Subscribers in South America increased 17% year-on-year, to reach 12.1 million at the end of Q2 09, with particularly strong growth in Bolivia where 204 thousand net new subscribers were added. In Colombia, there was a positive contribution of 105 thousand net new subscribers as we begin to make progress.

Capex in South America for Q2 09 amounted to $45 million reflecting the lower need now that networks are built out.

Our focus during Q2 09 was on profitability through cost reduction initiatives and on customer proximity so as to better address the specific needs of the population.  This has led to a strong increase in VAS which continues to be a driver of growth in these markets, with South America VAS revenues up 55% year-on-year, and contributed to the stabilization of ARPUs for Q2 at $10.5, down 2% in local currency on Q1 09. Data revenues in particular have been growing at a strong pace across the region since the launch of 3G services in the second half of 2008.

Our operation In Paraguay continues to hold its market share and to report the best margins in the region. In Bolivia we have increased market share to 36.2%, which has resulted in a good performance in the quarter. In Colombia we are holding our market share as we begin to add net new subscribers again, and our market share of 3G and data services is encouraging.  The EBITDA margin for Colombia is now stabilising around the 20% level.

	Quarterly YoY Growth
	Subscribers	Revenues (reported)	Revenues (constant currency)	EBITDA	ARPU($)
Q2 09	17%	(2%)	16%	19%	10.5
Q1 09	20%	2%	16%	29%	10.4
Q4 08	27%	9%	11%	33%	11.8
Q3 08	36%	27%	10%	21%	12.9
Q2 08	42%	35%	16%	25%	12.7

Africa

Revenues in Africa grew by 23% in local currency in Q2 09 from Q2 08, but the continued depreciation of African currencies year-on-year put pressure on growth in dollar terms. We have, however, witnessed a more stable foreign exchange environment quarter-on-quarter. ARPU for Africa was stable in local currency compared to Q1 09.  As in our other regions, VAS was an important contributor to growth, with regional revenues up 55% on Q2 08 on a constant currency basis.  Net subscriber additions in the quarter amounted to 762 thousand, particularly helped by Chad and Tanzania which is a reflection of the considerable capex that has recently been invested in these markets.  We have also seen a resumption of growth in Senegal.  Overall we have continued to see good market share growth, with a further 0.9 percentage points increase in the quarter to 30.2%.

EBITDA for Africa for Q2 09 reached $62 million with an EBITDA margin of 33.7%, an increase of 1.9 percentage points year-on-year. Capex in Africa in Q2 09 was $72 million, or 39% of sales, which is an indication of our confidence in the medium to long term growth potential of Africa despite the current challenges. In the current economic environment we are carefully managing our capex investments in Africa and we are introducing cost reduction initiatives across the region.

Competition in Ghana has continued to be strong and in response, we have focused on developing our range of services. BlackBerry services have been launched and there is an increasing focus on market segmentation through consumer insight. In Senegal, good subscriber retention and additions have been achieved, demonstrating the level of trust customers are placing in the Tigo brand. There are no further developments for the time being concerning the license dispute; both the legal processes and the negotiations are ongoing.

In Chad we continue to perform well and have also benefited from exchange rate fluctuations.  Our market share by subscriber numbers is growing and we expect to continue to make progress but we need to attract higher ARPU subscribers and increase revenue share as well.

The tourism and textile industries in Tanzania continue to be affected by the economic crisis.  Tigo, however, has performed well, with good growth in revenue and an improvement in our EBITDA margin as a result of tight cost control. We are seeking to replicate many of the cost saving techniques developed in Tanzania into other African markets over the coming months.

In DRC we have redeployed assets from the eastern part of the country to the western part (Kinshasa and Bas Congo) in order to focus on higher revenue generating areas following the downturn in the commodities market which has affected the mining sector in the east of the country.

In Rwanda we have also begun rolling out our network and we are on track to launch our operation there later this year. Developments within the market have seen the largest operator cut its tariffs considerably in anticipation of our arrival and there is some current discussion on higher taxes.

	Quarterly YoY Growth
	Subscribers	Revenues (reported)	Revenues (constant currency)	EBITDA	ARPU ($)
Q2 09	41%	3%	23%	9%	6.1
Q1 09	52%	5%	25%	12%	6.2
Q4 08	63%	28%	42%	41%	7.1
Q3 08	87%	56%	59%	83%	8.0
Q2 08	93%	70%	65%	64%	8.8

Amnet and Navega

At the end of Q2 09, Amnet, our cable and broadband business in Central America, had approximately 578 thousand revenue generating units, up 18% year-on-year.  Revenues in Q2 09 for Amnet reached $44 million.  We continue to see good growth in the Amnet broadband business, which is a key element of our future strategy, with 24% growth in broadband revenues in Q2 09.  Revenues from TV subscriptions are holding up well given the economic environment. EBITDA amounted to $17 million with an EBITDA margin of 39%.  Capex for Amnet for Q2 09 was $20 million.

Our focus this year has been on consolidating the new organizational structure, renegotiating agreements with some key content suppliers and on making profitable capital investments in areas that offer good returns. Amnet has number one positions in its three main markets which will give Millicom critical mass in this important segment of the market, which we expect to be a major driver of growth going forward.

During Q2 09 we continued to improve the organisation and outsourced a number of functions in order to increase operating efficiency and reduce costs. On the back of these changes, in El Salvador we are integrating Amnet into Tigo from both a product and back office perspective so that we can benefit from increased revenue opportunities through bundled services, and reduce our overall cost base. We have re-branded Amnet in El Salvador to Tigo and this change has been well received by customers given the recognition of the brand.

In Costa Rica we have obtained an ISP license and we continue to build our fibre optic network to reduce transmission costs.

Revenues for Navega, our fiber-optic backbone business in Central America, reflect a full quarter of consolidation in Q2 09.  Navega revenues exclude intercompany amounts, which do not have an impact on overall EBITDA.

Financial performance
	Q2 09	Q1 09	FY 2008
	US$ ‘000	US$ ‘000	US$ ‘000
Revenues	50,184	44,275	164,195
- Amnet	43,759	43,315	164,195
- Navega	9,133	1,412	-
- Intercompany revenues	(2,708)	(452)	-
EBITDA*	24,675	17,184	69,751
- Amnet	17,251	16,004	69,751
- Navega	7,424	1,180	-
EBITDA margin**	47%	38%	43%

Amnet Operating performance (‘000)
Homes Passed	1,237	1,206	1,171
Revenue Generating Units	578	556	534

*excluding installation costs **EBITDA margin includes intercompany revenues

Asia

We have taken the decision to carry out a strategic review of our Asian assets, which could lead to a full or partial divestment of our business in the region. Pending the conclusion of the review, the assets have been reclassified as assets held for sale in Millicom’s balance sheet from May 1, 2009 and are shown as discontinued operations in the profit and loss statement from January 1, 2009. The review is in progress and expressions of interest have been received from a number of parties for the three assets. We expect these disposals to be completed by Q1 2010.

In Cambodia and Sri Lanka new competitors have entered the market with disruptive market entry strategies.  In Cambodia the new market entrants have been giving away free SIMs and airtime to fill up their empty networks and in Sri Lanka, the smaller players have been cutting prices aggressively. There are now eight operators in Cambodia and profitability is being negatively impacted as a result.

In Sri Lanka, the civil war has ended which opens up greater opportunities for territory expansion and the return of tourism and investment into the country will create greater purchasing power.

In Laos we continue to be the fastest growing operator in the market and we consolidated our number 2 position in the market during the quarter.  The macro economic crisis has hit all the countries in Asia but the closed economy in Laos is more sheltered from it and the pressure on commodity prices has not filtered down.

Forward looking statements

Despite the adverse economic environment, we continue to be confident in the medium and long term prospects for Millicom. With overall penetration in our markets of some 41%, there is a substantial growth opportunity and by being an innovative, cost efficient operator, we believe we will continue to outperform our competitors over time.

Capex is expected to be approximately $750 million in 2009 (excluding capex relating to Asia of approximately $100m). The EBITDA margin is expected to be maintained at the current level for the full year.  Millicom expects operating free cash flow to be in the mid teens as a percentage of revenues for the 2009 year.

Comments on the financial statements

Millicom booked foreign exchange losses in Q2 09 of $7 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.  We witnessed significantly less currency pressure in Q2 09 compared to the previous nine months.

Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable. Over 60% of the Group’s gross debt (excluding the Luxembourg high yield bond) is denominated in local currency, therefore limiting foreign exchange exposure.  The main countries carrying dollar-denominated debt are Ghana, Tanzania, Bolivia and DRC.

Non-controlling interests are predominantly affected by our Colombian operation.

The effective tax rate was 32% in Q2 09.  The tax rate is high as we do not benefit from tax deductibility in either Colombia or DRC.

Millicom benefited from a lower cost of financing in Q2 09, coming from declining interest rates on its variable rate debt. The Group intends to limit its exposure to variable rates to no more than 50% of its total gross debt, and we will take steps over the next few months to reach that target.

Since the quarter-end, we have obtained commitments from four banks for a total of $200 million to refinance the Amnet bridging loan, with a two-year bank loan at rates below our current average cost of financing.

Other information

The amounts in the consolidated statements of profit and loss for the quarters and half year ended June 30, 2009 and 2008, the consolidated balance sheets as at June 30, 2009 and December 31, 2008, the condensed consolidated statements of cash flows for the half years ended June 30, 2009 and 2008 and the condensed consolidated changes in equity for the half years ended June 30, 2009 and 2008 are determined based on the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the third quarter of 2009 will be published on October 20, 2009.

Millicom is opening offices in Miami and Dubai to support the operations with staff being drawn from the operations and from Luxembourg.

This year’s Capital Markets Day will be held in Miami on October 27, 2009.

Luxembourg – July 21, 2009

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.63

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 16 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 308 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 (0)7798 576378
Emily Bruning	Telephone: +44 (0)7879 426358
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, July 21, 2009.  The dial-in numbers are: +44 (0)20 7138 0825, +46 (0)8 5051 3785 or +1 212 444 0481 and the pass code is 3641556#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 3641556#.

Appendices

•	Consolidated statements of profit and loss for the three months ended June 30, 2009 and 2008
•	Consolidated statements of profit and loss for the six months ended June 30, 2009 and 2008
•	Consolidated balance sheets as at June 30, 2009 and December 31, 2008
•	Condensed consolidated statements of changes in equity for the six months ended June 30, 2009 and 2008
•	Condensed consolidated statements of cash flows for the six months ended June 30, 2009 and 2008
•	Quarterly analysis by cluster
•	Total subscribers and market position by country
•	Local currency revenues by country
•	Local currency ARPU by country
•	Forex effect by region
•	Impact of main currency depreciation on revenues

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended June 30, 2009 and 2008

	QTR ended June 30, 2009 (Unaudited) US$’000	QTR ended June 30, 2008 (Unaudited) US$’000
Revenues	814,312	774,233
Operating expenses
Cost of sales (excluding depreciation and amortization)	(169,600)	(182,873)
Sales and marketing	(156,819)	(166,600)
General and administrative expenses	(116,706)	(98,382)
EBITDA	371,187	326,378
Corporate costs	(14,039)	(12,894)
Stock compensation	(2,585)	(8,250)
Loss on disposal/Write down of assets, net	(1,378)	(1,020)
Depreciation and amortization	(144,256)	(110,651)
Operating profit	208,929	193,563
Interest expense	(44,732)	(38,085)
Interest and other financial income	3,400	8,020
Other non-operating (expenses) income, net	(7,223)	(1,746)
Profit from associated companies	–	2,268
Profit before taxes from continuing operations	160,374	164,020
Taxes	(51,492)	(62,829)
Profit before discontinued operations and non-controlling interest	108,882	101,191
Result from discontinued operations*	(6,541)	6,267
Non-controlling interest	11,925	24,480
Net profit for the period	114,266	131,938
Basic earnings per common share (US$)	1.05	1.22
Weighted average number of shares outstanding in the period (‘000)	108,508	108,189
Profit for the period used to determine diluted earnings per common share	114,266	131,938
Diluted earnings per common share (US$)	1.05	1.22
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,629	108,416

*In 2009, it includes a $7 million impairment for Sierra Leone (2008: nil)

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the six months ended June 30, 2009 and 2008

	6M ended June 30, 2009 (Unaudited) US$’000	6M ended June 30, 2008 (Unaudited) US$’000
Revenues	1,592,847	1,509,357
Operating expenses
Cost of sales (excluding depreciation and amortization)	(342,420)	(361,726)
Sales and marketing	(310,310)	(323,368)
General and administrative expenses	(217,130)	(185,480)
EBITDA	722,987	638,783
Corporate costs	(31,137)	(24,754)
Stock compensation	(2,152)	(14,117)
Loss on disposal/Write down of assets, net	(2,408)	(2,002)
Depreciation and amortization	(277,726)	(209,433)
Operating profit	409,564	388,477
Interest expense	(84,793)	(77,830)
Interest and other financial income	6,358	19,107
Other non-operating (expenses) income, net	(7,316)	7,697
Profit from associated companies	2,339	4,128
Profit before taxes from continuing operations	326,152	341,579
Taxes	(92,811)	(102,452)
Profit before discontinued operations and non-controlling interest	233,341	239,127
Result from discontinued operations*	(5,725)	13,045
Non-controlling interest	26,270	37,871
Net profit for the period	253,886	290,043
Basic earnings per common share (US$)	2.34	2.70
Weighted average number of shares outstanding in the period (‘000)	108,473	107,459
Profit for the period used to determine diluted earnings per common share	253,886	290,803
Diluted earnings per common share (US$)	2.34	2.68
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,613	108,391

*In 2009, it includes a  $9 million impairment for Sierra Leone (2008: nil)

Millicom International Cellular S.A.

Consolidated balance sheets
as at June 30, 2009 and December 31, 2008

	June 30, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Assets
Non-current assets
Intangible assets, net	1,059,515	990,350
Property, plant and equipment, net	2,597,115	2,787,224
Investments in associates	1,154	21,087
Deferred taxation	16,149	14,221
Other non current assets	15,324	23,195
Total non-current assets	3,689,257	3,836,077
Current assets
Inventories	33,547	58,162
Trade receivables, net	242,704	257,455
Amounts due from joint venture partners	24,641	40,228
Prepayments and accrued income	91,654	82,303
Current tax assets	20,722	21,597
Supplier advances for capital expenditure	124,381	142,369
Other current assets	61,893	87,859
Cash and cash equivalents	832,902	674,195
Total current assets	1,432,444	1,364,168
Assets held for sale	402,412	20,563
Total assets	5,524,113	5,220,808

Millicom International Cellular S.A.

Consolidated balance sheets
as at June 30, 2009 and December 31, 2008

	June 30, 2009 (Unaudited) US$’000	December 31, 2008 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,517,986 shares at June 30, 2009)	656,712	642,544
Other reserves	(99,180)	(47,174)
Accumulated profits brought forward	1,081,668	565,032
Net profit for the period/year	253,886	517,516
	1,893,086	1,677,918
Non-controlling interest	(52,564)	(25,841)
Total equity	1,840,522	1,652,077
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	453,961	453,471
Other debt and financing	1,287,911	1,208,012
Other non-current liabilities	76,292	70,008
Deferred taxation	69,428	81,063
Total non-current liabilities	1,887,592	1,812,554
Current liabilities
Debt and other financing	536,553	496,543
Capex accruals and payables	324,807	501,978
Other trade payables	233,487	240,576
Amounts due to joint venture partners	19,789	49,921
Accrued interest and other expenses	153,693	159,539
Current tax liabilities	83,877	93,416
Other current liabilities	188,179	207,106
Total current liabilities	1,540,385	1,749,079
Liabilities directly associated with assets held for sale	255,614	7,098
Total liabilities	3,683,591	3,568,731
Total equity and liabilities	5,524,113	5,220,808

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the six months ended June 30, 2009 and 2008

	June 30, 2009 (Unaudited) US$’000	June 30, 2008 (Unaudited) US$’000
Equity as at January 1	1,652,077	1,368,336
Profit for the period	253,886	290,043
Dividends paid to shareholders	–	(259,704)
Stock compensation	2,152	14,117
Shares issued via the exercise of stock options	318	1,409
Issuance of shares	–	1,039
Conversion of 4% Convertible Bonds	–	175,179
Acquisition of non-controlling interests in Millicom’s operation in Chad	(9,523)	–
Movement in currency translation reserve	(31,665)	41,074
Non-controlling interest	(26,723)	(32,045)
Equity as at June 30	1,840,522	1,599,448

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the six months ended June 30, 2009 and 2008

	June 30, 2009 (Unaudited) US$’000	June 30, 2008 (Unaudited) US$’000
EBITDA	722,987	638,783
Corporate costs	(31,137)	(24,754)
Movements in working capital	37,813	13,857
	729,663	627,886
Interest expense paid, net	(68,518)	(44,843)
Taxes paid	(102,512)	(126,756)
Net cash provided by operating activities	558,633	456,287
Cash used by investing activities	(491,729)	(553,485)
Cash provided by financing activities	125,603	(156,185)
Net cash from continuing operations	192,507	(253,383)
Cash (used) provided by discontinued operations	(32,216)	(28,384)
Cash effect of exchange rate changes	(1,584)	11,163
Net (decrease) increase in cash and cash equivalents	158,707	(270,604)
Cash and cash equivalents, beginning	674,195	1,174,597
Cash and cash equivalents, ending	832,902	903,993

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q2 09	Q1 09	Q4 08	Q3 08	Q2 08	Increase Q2 08 to Q2 09
Revenues (US$’000) (i)
Central America	331,637	326,329	354,909	339,773	342,039	(3%	)
South America	249,180	236,775	260,184	273,418	254,104	(2%	)
Africa	183,311	171,156	182,909	186,994	178,090	3%
Amnet & Navega	50,184	44,275	43,015	–	–	–
Total Revenues	814,312	778,535	841,017	800,185	774,233	5%

EBITDA (US$’000) (i)
Central America	187,167	182,105	199,241	184,876	187,521	–%
South America	97,597	93,615	100,261	96,596	82,227	19%
Africa	61,748	58,896	64,324	64,037	56,630	9%
Amnet & Navega	24,675	17,184	18,048	–	–	–
Total EBITDA	371,187	351,800	381,874	345,509	326,378	14%

Total mobile subs at end of period (i)
Central America	12,122,650	11,534,157	11,181,251	10,846,076	10,276,014	18%
South America	8,059,459	7,735,055	7,460,771	7,191,863	6,912,109	17%
Africa	10,575,449	9,813,009	9,048,652	8,437,868	7,476,121	41%
Total	30,757,558	29,082,221	27,690,674	26,475,807	24,664,244	25%

Attributable mobile subs at end of period (i)
Central America	8,409,404	8,008,150	7,781,942	7,552,128	7,136,452	18%
South America	8,059,459	7,735,055	7,460,771	7,191,863	6,912,109	17%
Africa	10,367,930	9,605,418	8,837,808	8,239,691	7,289,508	42%
Total	26,836,793	25,348,623	24,080,521	22,983,682	21,338,069	26%

(i)   Excludes discontinued operations

Millicom International Cellular S.A.

Total subscribers and market position by country
(Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Net Adds Q2 09	Total subscribers (iii)
					Q2 09	Q2 08	y-o-y Growth
Central America
El Salvador	100.0%	7	1 of 5	108,953	2,702,263	2,316,643	17%
Guatemala	55.0%	13	1 of 3	234,791	4,912,434	4,169,470	18%
Honduras	66.7%	8	1 of 4	244,749	4,507,953	3,789,901	19%

South America
Bolivia	100.0%	10	2 of 3	204,191	1,806,174	1,194,052	51%
Colombia	50.0%+1share	46	3 of 3	104,555	3,436,192	3,262,500	5%
Paraguay	100.0%	7	1 of 4	15,658	2,817,093	2,455,557	15%

Africa
Chad	100.0%	10	2 of 2	110,047	801,442	414,576	93%
DRC	100.0%	69	3 of 5	75,101	1,267,860	717,784	77%
Ghana	100.0%	24	2 of 5	20,511	2,896,251	2,590,209	12%
Mauritius	50.0%	1	2 of 3	(145)	415,038	373,222	11%
Senegal	100.0%	14	2 of 3	143,997	2,112,598	1,678,899	26%
Tanzania	100.0%	41	2 of 6	412,929	3,082,260	1,701,431	81%

Total subscribers excluding Amnet and discontinued operations		250		1,675,337	30,757,558	24,664,244	25%
____________________________

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market position derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues

Millicom International Cellular S.A.

Revenues by country (100% basis) (unaudited)

Country	Currency	Q2 09	Q2 08
		LC million	LC million
Central America
El Salvador	USD	108	110
Guatemala	GTQ	1,789	1,776
Honduras	HNL	2,953	2,944

South America
Bolivia	BOB	395	292
Colombia	COP	231,635	210,764
Paraguay	PYG	458,979	400,412

Africa
Chad	XAF	10,527	6,129
DRC	USD	23	19
Ghana	GHS	68	59
Mauritius	MUR	508	473
Senegal	XAF	17,988	16,391
Tanzania	TZS	61,711	46,068

Local currency monthly ARPU (unaudited)

Country	Currency	Q2 09	Q1 09
		LC	LC
Central America
El Salvador	USD	13	13
Guatemala	GTQ	112	116
Honduras	HNL	212	217

South America
Bolivia	BOB	72	78
Colombia	COP	21,277	21,271
Paraguay	PYG	49,180	49,976

Africa
Chad	XAF	4,486	4,204
DRC	USD	6	6
Ghana	GHS	8	7
Mauritius	MUR	337	328
Senegal	XAF	2,758	2,937
Tanzania	TZS	6,797	7,090

Revenue growth – Forex effect by region

US$m	Revenue Q2 08	Local currency growth	Forex	Acquisitions	Revenue Q2 09	Growth

Central America	342	0%	(3%)	-	332	(3%)
South America	254	16%	(18%)	-	249	(2%)
Africa	178	23%	(20%)	-	183	3%
Total	774	11%	(12%)	-	764	(1%)

AMNET / Navega	-			6%	50	6%

Total MIC	774	11%	(12%)	6%	814	5%

Impact of main currency depreciation on Revenue

	Q2 09 vs. Q2 08	Q2 09 vs. Q1 09
Ghana	(35.3%)	(7.9%)
African countries with € linked currencies (Senegal and Chad)	(15.8%)	5.3%
Tanzania	(12.8%)	(0.6%)
Colombia	(22.5%)	9.3%
Paraguay	(21.9%)	(0.2%)